Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Sonic Solutions
Commission File No.: 000-23190

Subject Company: DivX, Inc.
Commission File No.: 001-33029

SONIC


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Amendment and Restatement of Sonic's 2004 Equity Compensation Plan

Shareholder Vote October 7, 2010 – Proposal 3

Disclaimer

Cautionary Note Regarding Forward-Looking Statements:

This presentation includes statements about future economic performance, finances, expectations, plans and prospects of Sonic Solutions ("Sonic") and DivX, Inc. ("DivX") both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results of Sonic or DivX, please refer to their most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report, their joint proxy statement/prospectus, and other documents filed by Sonic or DivX with the Securities Exchange Commission ("SEC") and available on the SEC's website at www.sec.gov. Neither Sonic nor DivX undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

Statements that are not historical facts, including statements about beliefs, plans or expectations, are forward-looking statements. These statements are based on Sonic's or DivX's current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as "believe," "anticipate," "intend," "expect," "project," "plan," "may," "should," "could," "will," "estimate," "predict," "potential," "continue," and similar words, terms or statements of a future or forward-looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the y should not be considered as a representation by Sonic, DivX or any other person that Sonic's or DivX's objectives or plans, either individually or on a consolidated basis, will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes various factors set forth in the companies' respective SEC filings referenced above.

Risks and uncertainties relating to the proposed merger include : (1) the risk that the businesses of Sonic and DivX will not be integrated successfully; (2) the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (3) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and (4) the continuing negative impact of current macroeconomic conditions on consumers and associated impact on their ability and inclination to spend on leisure- and entertainment-related activities and related software and electronics. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party's management may respond differently to any of these factors. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus referenced above. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.

Additional Information about the Proposed Merger and Where to Find It:

This presentation is not a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell shares of Sonic, and it is not a substitute for any proxy statement or other documents that are filed with the SEC or that Sonic or DivX send to their shareholders in connection with the proposed merger. All such documents are available free of charge at the SEC's website (www.sec.gov). **INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT ON FORM S-4, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.**

Sonic Annual Shareholder Meeting

- Meeting scheduled for October 7, 2010
- Major Items on the Proxy
  - Proposal 1: Approval of Merger of DivX into Sonic
  - Proposal 3: Amend and restate Sonic's 2004 Equity Compensation Plan
- Approval of Proposal 3 is ***critical*** to a smooth merger of the combined companies

Acquisition Overview

Transaction	• Sonic to acquire DivX by merger in exchange for cash and stock
Terms	• $8.22 per DivX share (based on Sonic closing price 9/24/10) - Cash: $3.75 - Stock: 0.514 shares of Sonic per DivX share • Almost all of DivX's cash remains with its shareholders
Contingencies	• Regulatory approvals (done) • Shareholder approvals • Customary closing conditions
Expected Closing	• October 7, 2010
Management	• Current Sonic management, augmented with key DivX managers • 2 additional board members from DivX board to be offered Sonic board positions at closing

How DivX Acquisition Benefits Sonic

- Multiple strategic touch points to accelerate Sonic's strategy, e.g.:
  - DivX CE footprint – over 300 million devices, w/ DRM
  - DivX CE operations – over 150 CE partners; over 8,000 device SKUs
  - A recognized consumer video codec brand
  - Enterprise-level codec tools
  - "Over the Top" internet-based platform (DivX TV)
- Sonic's position will boost DivX's business, e.g.:
  - Retailer, studio support of DivX codec
  - Retailer, studio support of DivX TV
- … and one more thing: a great business
  - High margin
  - Growing
  - Very accretive to Sonic shareholders

Approval of Proposal 3 Is Critical

- Sonic has few shares available for grant under its current equity plan
  - Approximately 1.1 million
- The proposed amendment
  - Adds 6 million shares, and extends the life of the plan to 2014
  - Will be available for all Sonic and DivX employees
  - Includes terms that are favorable from a shareholder perspective
- Equity awards have been a critical element of compensation at both companies
  - Cash compensation levels historically low in comparison to other companies
  - Reflects belief cash is better deployed elsewhere to build shareholder value
  - Promotes entrepreneurial culture and alignment of employee and shareholder interests
- If amendment passes, Sonic will <u>not</u> assume the current DivX equity plan
  - Under applicable rules, this plan would be available for use with respect to non-Sonic employees (i.e., current DivX employees and newly hired employees)
  - This plan includes, currently, 7.7 million available DivX shares
  - This plan will include, based on "evergreen" provisions, up to 22.3 million shares

Equity Plan Comparison

Plan Attribute	Amended & Restated Sonic Plan	DivX Plan
Total share available for grants?	☑ 7.1 million.[1]	☒ 22.3 million.[2]
Evergreen provision?	☑ No.	☒ Yes, every year adds lesser of 5% of total company shares or 10 million shares (adjusted for merger ratio) to the plan.
Limit on award types?	☑ Yes, includes only options, stock appreciation rights, restricted stock and RSUs.	☒ No, includes *any* award based in whole or in part by reference to common stock. Additionally allows for "performance cash awards" to individuals of up to $10 million per year.
Includes fungible share limit (to reduce number of "full value awards" that can be granted)?	☑ Yes, restricted stock and RSUs count as two shares for granting purposes.	☒ No, all grants count as only one share.
Recycling of shares used in net exercises or for withholding tax?	☑ No.	☒ Yes.
Shareholder approvals required?	☑ Yes, for modification of option exercise prices and for exchanges of out-of-the-money awards (except in the context of M&A transactions).	☒ No, shareholder approvals necessary only to the extent required by applicable law or listing requirements. Repricing is expressly authorized.
Limit on ISO's	☑ Yes, 3 million in the aggregate.	☒ No, all plan shares can be issued as ISO's.
Individual limits on Option grants?	☑ Yes, 500,000 in any calendar year (plus an additional 500,000 for initial hires).	☒ Under limited circumstances, individual limits equal to fair market value of 10 million shares of stock.

[1] Includes (a) 1.1 million shares available as of 6/30/10 plus (b) 6 million proposed shares.
[2] Includes (a) 7.7 million shares available as of 5/28/10 (which, assuming Sonic closing price on 9/24/10, would be converted into 7.3 million plan shares pursuant to merger agreement), plus (b) 15 million evergreen shares automatically added to plan (based on 50 million shares outstanding for combined company).

Amended 2004 Equity Plan Addresses Important Shareholder Interests

- Awards cannot be re-priced without shareholder approval, including cancellation of awards in exchange for cash
- No "evergreen" provision
- No "liberal share recycling"
- Addition of fungible share limitation on full value awards
- Substantially less potential shareholder dilution with amended plan than with DivX plan

Glass Lewis and ISS Recommendations

- Glass Lewis has recommended that shareholders vote for the equity plan proposal
- ISS has recommended against the proposal
- ISS model does not take into account the transformational nature of the merger and recent Sonic performance
  - Sonic's market cap was under $30M 18 months ago; post merger it will be over $400M
  - ISS SVT and burn rate comparisons are against current peers
    - ISS's new 3-year average burn rate cap for Sonic is 5.47%, vs. 10.12% last year
    - It was impossible for Sonic to adjust its practices this year to meet this new lower ISS maximum 3-year average
- Sonic plans to stay within the ISS guidelines in future years
  - Sonic did reduce its one-year burn rate to 3.72% in fiscal year 2010 (ISS calculation), which targets its burn rate to well below the new 5.47% cap

Vote FOR Proposal 3 (Plan Amendment)

- The DivX acquisition positions Sonic for its next stage of dynamic growth
- Without Plan amendment, lack of sufficient equity awards available for all Sonic employees threatens the smooth merger of the two companies
- Approval of amendment to the 2004 Equity Compensation Plan will permit Sonic to cancel the DivX equity plan
- The 2004 Plan amendment addresses important shareholder interests and is less dilutive


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